Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Listing Qualifications & Market Surveillance

April 18, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 28, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from JE Cleantech Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary shares, par value US$0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi